Exhibit 99.1

TRILLION ENERGY ANNOUNCES SECOND QUARTER - JUNE 30 2023 RESULTS

August 23, 2023 – Vancouver, BC – Trillion Energy International Inc. (“Trillion”, or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce its financial results for the three and six month periods ended June 30, 2023 and an operational update on efforts to increase production from the six SASB gas wells.

President & CEO, Arthur Halleran commented:

“After successfully completing six wells, our focus now turns to maximizing production of the wells targeting parity with historical production rates, through system tweaks and other means of resolving production bottlenecks. We have now engaged a third party provider to provide a quotation and recommendations for increasing production from the six wells. The important takeaways will provide guidance for standard operating procedures in the next phase of SASB gas wells.”

Operational Update

Trillion has now drilled five successful long-reach directional wells and one re-completion at SASB and will continue to take steps to optimize production. To increase production, Trillion has contracted a service provider to present recommendations for a slimhole ESP (electric submersible pump), power cables, pump control surface equipment and electric power supply for West Akcakoca-2 and Akcakoca-3. At the end of August pump selection will be made. Reperforation of South Akcakcoa-2 will occur around the same time followed by Guluc-2.

Trillion’s focus is on increasing production on the existing six wells to match production rates previously achieved from the eight legacy wells. Past production history is a useful analog for predicting future production trends and results. To predict future production at the three tripod gas fields (Akkaya, East Ayazli and Ayazli), past production profiles were evaluated and assumed to represent a middle case for Trillion’s five newly drilled wells and the one re-completion. The historic tripod production (commencing 2007) averaged 15.4 MMcf/d for 34 months (gross), after which production went into a hyperbolic decline and averaged a daily production of 12.95 MMcf/d for the next 12 months and averaged a daily production of 6.88 MMcf/d for the following 12 months, and 4.1 MMcf/d for the next 12 months and then continued for many more years at >2 MMcf/d. At the current price of US$10.27/mcf and assuming no change in the $ value of gas Trillion’s gross revenue would be about US$30 Million for the year. We believe past production rates represent a good analog for predicting what the new wells should produce.

Financial and Operating Highlights – Second Quarter of 2023

●	Gross gas production to Trillion for the SASB gas field averaged 8.16MMcf/d (100% interest) in Q2 2023, an increase of 2.42MMcfd (+42%) compared to Q1 2023 (5.74 MMcfd).

●	By the end of Q2 2023, the Company had 4 producing wells and an average Q2 2023 production rate of 8.16 MMcf/d (100% interest). Each well produced for an average of 1.5 months during the quarter representing 50% downtime on average due to water loading and pressure production interference.

●	Total Q2 2023 revenue of US $5.8 million (C$7.8 million), an increase of 288% from Q2 2022.

●	Natural gas prices averaged $13.11 effective for all natural gas sales between April 1, 2023, to June 30, 2023, compared to $21.66 in Q1 2023 (-39%).

●	Operating income of US$613,232 for the three months ended June 30, 2023, compared to an operating loss of $616,660 for the three months ended March 31, 2022.

●	For the 3 months ended June 30, 2023, oil and gas capital expenditures totaled $12.2 million, net of JV contributions, including well costs for Bayhanli-2 and Alapi-2 wells, seismic reprocessing costs and long-lead purchases. Wells costs for Alapli-2 are included, but production of this well does not start until Q3 2023.

●	The Company closed a convertible debenture financing for gross proceeds of C$15 million (~US$11 million).

●	During Q2 2023, the Company completed and put into production the Bayhanli-2 well with initial gross flow rates of 8MMcf/d to 9MMcf/d. The Company also spud the Alapi-2 well in June 2023, which was put on production in Q3 2023 (August 2023), at an initial gross rate of 8.7 MMcf/d.

The following table provides a summary of Trillion’s financial and operating results for three and six months ended June 30, 2023 and June 30, 2022. The consolidated financial statements with the Management’s Discussion and Analysis (“MD&A”) are available on our website at www.trillionenergy.com and will be available on the SEDAR+ website at www.sedarplus.ca.

	As at and Three Months Ended June 30,			As at and Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Financial
(Expressed in $000’s, unless otherwise indicated)
Natural gas and oil sales	5,817	1,498	288	11,963	2,512	376
Cash flows (used in) from operating activities	(4,113)	(5,315)	(23)	1,138	(5,798)	(120)
Net (loss)/income	(2,224)	46	(4,910)	47	(1,885)	(103)
Per share - basic and diluted	(0.01)	(0.00)	N/A	(0.00)	(0.01)	N/A
Capital expenditures	12,237	145	8,341	17,714	160	10,971
Working capital (deficit)/surplus	(9,071)	27,640	(133)	(9,071)	27,640	(133)
Weighted average shares outstanding - basic and diluted	371,531,909	296,789,008	N/A	385,226,459	248,633,296	N/A
Operations
Average daily production
Crude oil (bbls/d)	86	105	(18)	86	94	(8)
Natural gas (Mcf/d)	3,865	149	2,486	3,314	138	2,307
Average daily production (boe/d)	730	130	463	639	116	448

Average realized prices
Crude oil ($/bbl)	82.91	114.51	(28)	82.44	107.7	(23)
Natural gas ($/mcf)	13.11	19.27	(32)	16.58	16.21	2
Operating netback (Expressed in $000’s, unless otherwise indicated)
Natural gas and oil sales	5,817	1,498	288	11,963	2,512	376
Royalties	(727)	(187)	288	(1,495)	(314)	376
Production expenses	(1,177)	(735)	60	(2,539)	(1,357)	87
Operating netback	3,912	575	580	7,928	840	844
Operating netback margin (%)	67.3	38.4	75.0	66.3	33.5	98.1

1)	See “Non-GAAP and Other Financial Measures” section within this news release.
2)	Per share amounts are based on weighted average shares outstanding other than dividends per share, which is based on the number of common shares outstanding at each dividend record date. The weighted average number of diluted common shares outstanding in the computation of funds flow from operations and cash flows from operating activities per share is the same as for net income per share.

Non-GAAP and Other Financial Measures

Non-GAAP Financial Measures

Operating Netback

Operating netback is calculated as natural gas, oil and condensate sales revenues less royalties and production expenses. This calculation is provided in the “Operating Netback” section of the Company’s MD&A using our IFRS measures. The Company’s MD&A may be accessed through the SEDAR+ website at www.sedarplus.ca. Operating netback is a common metric used in the oil and gas industry used to demonstrate profitability from operations.

Non-GAAP Financial Ratios

Operating Netback per Boe

Operating netback is calculated as production revenue less production, transportation and royalty expenses, on a per unit basis, which is per barrel of oil equivalent (“boe”). It is a common non-GAAP measure used in the oil and gas industry and management believes this measurement assists in evaluating the operating performance of the Company. It is a measure of the economic quality of the Company’s producing assets and is useful for evaluating variable costs as it provides a reliable measure regardless of fluctuations in production. Trillion calculated operating netback per boe as operating netback divided by total sales volumes (barrels of oil equivalent). his calculation is provided in the “Operating Netback” section of the Company’s MD&A using our IFRS measures. The Company’s MD&A may be accessed through the SEDAR+ website at www.sedarplus.ca. Operating netback is a common metric used in the oil and gas industry used to demonstrate profitability from operations on a per unit basis (boe).

Operating Netback Margin

Operating netback margin is calculated as operating netback divided by natural gas and oil sales. Operating netback margin is a measure of the profitability per boe relative to natural gas, oil and condensate sales revenues per boe.

	Three Months Ended
	June 30, 2023	June 30, 2022
Natural gas and oil sales	5,816,662	1,497,973
Operating netback	3,912,347	575,639
Operating netback margin	67.3%	38.4%

	Six Months Ended
	June 30, 2023	June 30, 2022
Natural gas and oil sales	11,962,601	2,511,598
Operating netback	7,928,683	840,243
Operating netback margin	66.3%	33.5%

Capital Management Measures

Net Working Capital

Net working capital is computed as current assets less current liabilities. Net working capital is a measure of liquidity, is used to evaluate financial resources, and is calculated as follows:

	As at
	June 30, 2023	Dec, 31, 2022
Total current assets	9,579,464	6,226,698
Total current liabilities	(18,650,749)	(11,045,750)
Net working capital deficit	(9,071,285)	(4,819,052)

Supplementary Financial Measures

“Average realized natural gas price - $/Mcf” is comprised of natural gas sales as determined in accordance with IFRS, divided by the Company’s natural gas sales volumes.

“Average realized oil price - $/bbl” is comprised of oil sales as determined in accordance with IFRS, divided by the Company’s oil sales volumes.

“Average realized price - $/boe” is comprised of natural gas and oil sales as determined in accordance with IFRS, divided by the Company’s total natural gas, and oil sales volumes (barrels of oil equivalent).

“Royalties per boe” is comprised of royalties, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

“Royalties as a percentage of sales” is comprised of royalties, as determined in accordance with IFRS, divided by the total natural gas and oil sales, as determined in accordance with IFRS.

“Production expenses per boe” is comprised of production expenses, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

Abbreviations

The following is a list of abbreviations that may be used in this news release:

Oil and Natural Gas Measurement		Other
bbl(s)	barrel(s)	C$	Canadian dollar
bbls/d	barrels per day	CSE	Canadian Securities Exchange
Mbbls	thousand barrels	TL	Turkish Lira
Mcf	thousand cubic feet	TPAO	Turkish Petroleum Corporation
Mcf/d	thousand cubic feet per day	$ or US$	United States dollar
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent

BOE Disclosure. The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 Mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this news release are derived from converting gas to oil in the ratio mix of six thousand cubic feet of gas to one barrel of oil.

About

Trillion is an oil and gas-producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; three oil exploration blocks in S.E. Turkey; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on our website, trillionenergy.com.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Forward-Looking Information

Certain information in this news release may constitute forward-looking information. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. Trillion assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to Trillion. Additional information identifying risks and uncertainties is contained in Trillion filings with the Canadian securities regulators available at www.sedar.com.